# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

## September 7, 2005

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



## PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

| **California** | **68-0383568** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| **1776 W. March Lane, Suite 250** | |
| **Stockton, California** | **95207** |
| (Address of principal executive offices) | (Zip Code) |

**(209) 926-3300**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01 Regulation FD Disclosure**

Pac-West Telecomm, Inc. is presenting at the 2nd Annual SVB Tech Investors Forum, which is hosted by Silicon Valley Bank and SVB Alliant on Wednesday, September 7th at 8:00am PDT.

A live webcast and slide presentation is available on Pac-West's website at www.pacwest.com/investor.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**PAC-WEST TELECOMM, INC.**
(Registrant)

Dated: September 7, 2005

By: /s/ Peggy Mc Gaw

Peggy Mc Gaw
*Vice President Finance*